Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated April 19, 2023

to

Prospectus dated April 14, 2023

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 14, 2023 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of May 1, 2023;

•	to disclose the calculation of our March 31, 2023 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to provide an update to the status of our current public offering.

May 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2023 (and repurchases as of April 30, 2023) is as follows:

Transaction Price (per share)
Class S	$25.0496
Class T	$24.8136
Class D	$24.8495
Class M	$24.9213
Class I	$24.2481
Class F*	$25.0087
Class Y*	$24.1966

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The May 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2023. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since March 31, 2023 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2023 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2023.

The following table provides a breakdown of the major components of our total NAV as of March 31, 2023 (dollar amounts in thousands):

Components of NAV	March 31, 2023
Loans receivable	$7,780,695
Investment in real estate	190,889
Mortgage-backed securities held-to-maturity	87,173
Mortgage-backed securities available-for-sale, at fair value	172,769
Cash and cash equivalents	87,938
Restricted cash	34,619
Other assets	87,546
Collateralized loan obligation, net of deferred financing costs	(4,339,449)
Repurchase agreements payable, net of deferred financing costs	(424,559)
Credit facility payable, net of deferred financing costs	(842,152)
Mortgage note, net of deferred financing costs	(122,568)
Accrued stockholder servicing fees(1)	(1,149)
Other liabilities	(95,929)

Net asset value	$2,615,823

Number of outstanding shares	105,752,132

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of March 31, 2023, we accrued under GAAP $109,485 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of March 31, 2023 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,450,982	$39,476	$18,600	$118,599	$946,335	$19,893	$21,938	$2,615,823
Number of outstanding shares(1)	57,924,436	1,590,912	748,497	4,758,945	39,027,232	795,462	906,648	105,752,132

NAV per Share as of March 31, 2023	$25.0496	$24.8136	$24.8495	$24.9213	$24.2481	$25.0087	$24.1966

(1)	Includes Class I PCRs that were issued in the form of 236,553 Class I shares in May 2023 due to all performance conditions being met other than the passage of time on March 31, 2022.

Market Update

After rising to their highest point since 2007 in February, interest rates rapidly reversed in March at the sign of growing bank pressures. The 2-year Treasury yield fell 104 basis points, from a peak of 5.07% on March 8 to 4.03% at month-end. The 10-year Treasury yield saw a more modest decline of 59 basis points in March, closing at 3.47% as the yield curve flattened in March. Against this backdrop, the Bloomberg Agg returned 2.54% in March. Since January 1, 2022, the Bloomberg Agg’s return remains deeply negative, at -10.4%, while investment grade corporate bonds have returned -12.5%.

Commercial real estate (“CRE”) transaction volume was already pointing steeply lower prior to the March bank stress, which will likely serve to accelerate the decline. Annual deal volume fell -51% in February following a -66% annual decline in January 2023 as the gap between buyers and sellers remained significant amid ongoing economic uncertainty, stress across regional banks, rising mortgage rates and declining property values.1

Property price declines deepened in February as the RCA Commercial Property Price Index returned -6.9% year over year. All major property types saw annual declines, but apartment prices (-8.7%) fell the most over the annual period.2 While CRE property prices have clearly trended lower since the second half of 2022, recent declines may suggest the CRE market has begun to re-price to the reality of higher rates and more challenging fundamentals.

Within this environment, we believe a manger’s scale, expertise, and sourcing relationships will serve as competitive advantages. Notably, dispersion across regions remains wide and the delta between the best (Jacksonville and Miami) and worst (San Francisco, and Charlotte, NC) performing regions has grown.2

Declining CRE property values highlight the potential benefits of CRE debt within today’s environment, as income will likely represent a greater percentage of total return in the coming months. Notably, lenders have generally maintained a conservative approach in the years following the global financial crisis (GFC). Distressed sales made up just 1.2% of total sales in Q4 2022, compared to an average of approximately 2% for the five-year period before the pandemic.2 The negligeable level of distressed sales across both periods underscores the more prudent.

Portfolio Update

The strong level of income paid in March was modestly offset by a month-over-month decline in our net asset value, driven by unrealized depreciation in select commercial mortgage-backed securities (“CMBS”) holdings and our single equity investment based on valuations received from our third-party valuation service providers.

[1]	MSCI Real Capital Analytics, as of February 28, 2023.

Valuations for the select CMBS positions declined alongside broader weakness in the CMBS market during the month, resulting in a decline of approximately -0.12%, or $0.03 per share across all share classes. The monthly valuation of the equity investment reflected a slight upward adjustment to the assumed exit cap rate in line with the broader market, resulting in a decline of approximately -0.08%, or $0.02 per share across all share classes. The underlying property fundamentals remain strong as the Class A office property in El Segundo, Calif. is 100% leased to three tenants. The weighted average lease term is approximately nine years with 3% annual rent escalations, which helps provide stability to the property’s cash flows.

The board of directors approved an increase to the distribution rate of approximately 25 basis points across all share classes effective with the payment of the March distribution driven by the continued strong performance of the portfolio and the positive impact of rising interest rates on its loan portfolio.

•

As a result, the annualized distribution rate is 7.37% for Class I shares, 6.89% for Class D shares, 6.87% for Class M shares, 6.29% for Class S shares and 6.34% for Class T shares, based on the May 1, 2023 transaction price.

•

The tax equivalent distribution rate is 8.24% for Class I shares, 7.70% for Class D shares, 7.68% for Class M shares, 7.03% for Class S shares and 7.08% for Class T shares, based on the May 1, 2023 transaction.[2]

We met 100% of repurchase requests in March 2023.

We closed on a $48.0 million loan collateralized by a portfolio of 14 garden style and mid-rise suburban multifamily properties located primarily throughout high-growth markets in the southeast and southwest regions (Georgia, Florida, and Texas, among others). The portfolio is 92.8% occupied and owned by a well-known and experienced institutional sponsor.

We believe our portfolio is well positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Continued strong performance of the portfolio as 100% of the portfolio was comprised of performing assets.

•

High level of equity cushion beneath our loans. We believe the portfolio has been underwritten across property types and geography to appropriately reflect market conditions and the borrower’s business plan. For example, while the average loan-to-value (LTV) across our entire loan portfolio was 68%, the average loan-to-value for our Office and Retail loans was just 59% and 55%, respectively, as of March 31, 2023.

•

No material near-term loan maturities. Few of the portfolio’s borrowers are subject to near-term refinancing risk as approximately just 7% of the portfolio’s loans have an initial maturity date in the next 12 months.

•	The long-term nature of our borrowings as approximately 94% of our borrowings are financed through match-term, non-mark-to-market facilities.

•	Positive impact of rising interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of March 31, 2023. The portfolio’s duration was just 0.10 years.

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.21% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.35% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

•	Requirement of nearly all borrowers to purchase rate caps to help protect against rising borrowing costs.

•

Origination of new loans at wider spreads. We continue to see significant net positive inflows, allowing us to originate new loans at wider spreads compared to many traditional lenders, who have reduced lending capacity amid recent banking pressures.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of our common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of April 1, 2023, we have issued, in the aggregate, 82,728 Class T shares, 6,564,319 Class S shares, 67,834 Class D shares, 472,802 Class M shares and 7,017,574 Class I shares in this offering and pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $352 million. As of April 1, 2023, approximately $2.18 billion in shares of our common stock remained available for sale pursuant to this offering. We intend to continue selling shares in this offering on a monthly basis.